Exhibit 99.3

eLoyalty Corporation

Offer to Purchase Common Stock
Pursuant to Subscription Rights

November [  ], 2006

Dear Stockholder:

This notice is being distributed by eLoyalty Corporation (“eLoyalty”) to all holders of record of shares of its common stock, par value $0.01 per share (the “Common Stock”) and Series B Convertible Preferred Stock, par value $0.01 per share (the “Preferred Stock”), at the close of business on November [  ], 2006 (the “Record Date”), in connection with a distribution in a rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Rights”) to subscribe for and purchase shares of Common Stock. The Rights and Common Stock are described in the eLoyalty prospectus dated November [  ], 2006 (the “Prospectus”).

The Rights will expire, if not exercised, at 5:00 p.m., New York City time, on December [  ], 2006, unless extended in the sole discretion of eLoyalty (as it may be extended, the “Expiration Date”).

As described in the accompanying Prospectus, you will receive [          ] of a Right for each share of Common Stock and for each share of Preferred Stock owned of record as of the close of business on the Record Date.

Each whole Right entitles you to subscribe for one share of Common Stock at a subscription price (the “Subscription Price”) of $[     ] per share of Common Stock (the “Basic Subscription Privilege”). If you exercise your Basic Subscription Privilege in full, you may also exercise an over-subscription privilege (the “Over-Subscription Privilege”) to purchase additional shares of Common Stock that remain unsubscribed for at the expiration of the Rights Offering. If holders exercise their Over-Subscription Privileges for more shares than are available to be purchased pursuant to the Over-Subscription Privileges, eLoyalty will allocate the shares of Common Stock to be issued pursuant to the exercise of Over-Subscription Privileges pro rata among holders who have exercised their Over-Subscription Privileges as described in the Prospectus. See “The Rights Offering — The Rights — Over-Subscription Privilege” in the Prospectus.

The Rights will be evidenced by non-transferable Rights certificates (the “Rights Certificates”) and will cease to have any value at the close of business on the Expiration Date.

Enclosed are copies of the following documents:

1. A copy of the Prospectus;

2. Your Rights Certificate;

3. Instructions as to Use of eLoyalty Rights Certificates

4. Notice of Guaranteed Delivery; and

5. A return envelope addressed to Mellon Bank, N.A., c/o Mellon Investor Services LLC, the subscription and information agent for the Rights Offering (the “Subscription Agent”).

Your prompt action is requested. To exercise Rights, you must properly complete and sign the Rights Certificate (or the Notice of Guaranteed Delivery if you are following the Guaranteed Delivery Procedures) and forward it, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Privilege and the Over-Subscription Privilege, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Rights Certificate or Notice of Guaranteed Delivery with payment of the Subscription Price, including final clearance of any checks, prior to 5:00 p.m., New York City time, on the Expiration Date. A Rights holder cannot revoke the exercise of its Rights. Rights not exercised prior to the Expiration Date will expire.

Additional copies of the enclosed materials may be obtained from the Subscription Agent by calling (800) 777-3674.

Very truly yours,

eLoyalty Corporation